January 18, 2010

Mr. William Friar
Senior Financial Analyst
United States Securities and Exchange Commission
Mail Stop 4561
Washington, DC  20549-4561

Re:         City Holding Company
Form 10-K for year ended December 31, 2008, Filed March 4, 2009
Proxy Statement 2008, Filed March 27, 2009
Form 10-Q for the period ended September 30, 2009, Filed November 6, 2009
File No. 000-11733

Dear Mr. Friar:

The purpose of this letter is to respond to your December 29, 2009 letter to Mr. David L. Bumgarner, Chief Financial Officer of City Holding Company (“the Company”) to provide comments on the Company’s Form 10-K for the fiscal year ended December 31, 2008, the Company’s Proxy Statement for its 2008 fiscal year, and the Company’s Form 10-Q for the quarterly period ended September 30, 2009.  In accordance to your request, we have responded to each of the comments included in your letter.  In order to assist in your review of our responses, we have set forth below in full the comments contained in your letter, together with our responses to such comments.

Form 10-K for the Fiscal Year Ended December 31, 2008
Business, page 4

1.
In future filings please consider augmenting the description of your operating area to include significant changes in economic indicators.  For example, this might include figures for unemployment, average home prices and population, also discuss significant trends in this data.

In future filings beginning with the December 31, 2009 Form 10-K, we will enhance the description of our operating area by including more analysis of economic indicators such as unemployment data, home price information, and trends in population.

Proxy Statement
Compensation for Other Executive Officers, page 15

2.
In future filings please revise to disclose the methodology used by the committee to determine specific base salaries, as well as bonus and incentive amounts.  Note that this applies even where no compensation was ultimately awarded.  See Item 402(b) of regulation S-K.  In this regard, tell us why you have not disclosed the performance targets that you reference.  To the extent you believe that disclosure of the historical targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of regulation S-K, please provide a detailed supplemental analysis supporting your conclusion.  In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure.  Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

If the targets and other factors that you consider do not specifically determine compensation outcomes, please make this clear in future filings.  Specifically indicate that your compensation decisions are subjective and not the result of fixed formulas or targets.

In future filings beginning with the 2010 Proxy Statement, we will address these matters and enhance our discussion of the performance targets used by the committee to determine specific base salaries, as well as bonus and incentive amounts.  Such information was inadvertently not disclosed in the 2009 Proxy Statement.

Form 10-Q for the Quarterly Period Ended September 30, 2009
Part I, Item I – Financial Statements
Note B – Investments, page 9

3.
We note your disclosure on page 10 surrounding marketable equity securities and the $0.9 million impairment charge related to a community bank equity position during 2009.  Given the significant amount of unrealized losses associated with these equity securities and the focus users of financial statements have placed on this area, please tell us and revise future filings beginning with your December 31, 2009 Form 10-K  to disclose your impairment policy for marketable equity securities along with the factors and related guidance you consider in your determination that the marketable equity securities in a continuous loss position are not impaired as of the latest period end.  In preparing your response, please tell us how you considered the guidance in Staff Accounting Bulletin (SAB) Topic 5M and specifically address the number of months the Company considers to be “near-term” for purposes of evaluating other-than-temporary impairment and whether there have been any changes in the Company’s definition of “near-term”.

At September 30, 2009, the Company had investments in six community bank stocks whose operations are within the Company’s geographic market area.  The equity securities of each of the six community banks trade on the NASDAQ stock market or the OTC Bulletin Board Market.  In reviewing these equity investments to determine if an impairment is temporary or other-than-temporary impairment, the Company follows the guidance in ASC 320-10 and SAB Topic 5M.  The quarterly determination is made on an investment-by-investment basis and includes all evidence available at the time of the quarterly determination including the following:

•	The length of the time and the extent to which the market value has been less than cost;
•
The financial condition and near–term prospects of the issuer, including any specific events which may influence the operations of the issuer such as changes in technology that may impair the earnings potential of the investment or the discontinuance of a segment of the business that may affect the future earnings potential; and

•	The intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.

In evaluating the “near-term” prospects of the issuers of these equity securities, management reviewed and analyzed the issuers financial condition to ascertain if the issuer had sufficient capital, coverage for nonperforming loans, core earnings capacity, and other pertinent financial indicators to “weather” the difficult economic circumstances.  While our Company policy does not specify near term, when assessing for impairment we would consider near term to be 12 months.  The Company’s definition of “near-term” has remained consistent.

Beginning with our Form 10-K for the year ended December 31, 2009, the Company will enhance its disclosure regarding our evaluation of marketable equity securities and how we determine if impairments are temporary or other-than-temporary in nature.

4.
We note your disclosures and other-than-temporary impairment losses relating to your trust preferred securities.  Considering the significant judgment required to determine if a security is other-than-temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements of ASC 320-10-50-6.  Therefore, for each individual and pooled trust preferred security with at least one rating below investment grade, please enhance your disclosure in future filings beginning with your Form 10-K for the year ended December 31, 2009 to include tabular presentation including the following:  single-issuer or pooled, class (senior or mezzanine), book value, fair value, unrealized gain/loss, realized losses, lowest credit rating assigned to the security, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral (along with disclosure about assumption on recoveries for both deferrals and defaults) and excess subordination as a percentage of the remaining performing collateral.  Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

In future filings beginning with the December 31, 2009 Form 10-K, we will enhance our disclosures relating to our trust preferred securities including a discussion of how we evaluate these securities to determine if the impairment is temporary or other-than-temporary.  We will also include a tabular presentation with the columnar descriptions you have noted and a discussion of what the excess subordination percentage signifies to allow investors to understand why the information is relevant and meaningful.

5.
We note your disclosure on page 10 that you recorded other-than-temporary noncash investment impairment losses of $3.5 million in 2009 related to pooled bank trust preferreds and $38.3 million in 2008 related to agency preferreds, pooled bank trust preferreds, income notes and corporate debt securities.  We also note your disclosure on page 23 that you did not record a cumulative effect adjustment upon adoption of ASC Topic 320 due to your determination that the other-than-temporary losses recognized by the Company during the year ended December 31, 2008 and the quarter ended March 31, 2009 were solely related to credit issues.  Please address the following in this regard:

a)
Tell us and revise your disclosure in future filings to clarify whether you intended to sell these securities or had determined that it was more likely than not that you would be required to sell the securities before recovery of the amortized cost basis.  If not, please tell us how you calculated the cumulative effective adjustment for your securities.

b)
Provide us a schedule that details the amortized cost, fair value and the amount of OTTI recognized for each security as of December 31, 2008 and March 31, 2009, prior to your adoption of the provisions of ASC 320-10-65.

c)
Tell us if there were any differences in the assumptions/inputs used in the cash flow analysis for your calculation of the cumulative effect adjustment and your discounted cash flows calculation used to determine whether there was an adverse change in estimated cash flows at the period end prior to your adoption of the provisions of ASC 320-10-65.  If there were differences, please identify them, explain why you believe the differences were appropriate and identify any accounting guidance that supports your position.  We note that ASC 320-10-65-1(h) requires you to calculate the cumulative adjustment as of the beginning of the period in which you adopt the standard and it appears that your calculation would be based on the unadjusted cash flows used in your adverse change in cash flow assessment at March 31, 2009.

Based on our capital and liquidity position at April 1, 2009, the Company did not have the intent to sell the securities that it had recorded impairment losses for the year ended December 31, 2008 and for the period ended March 31, 2009.  All previously recorded other than temporary noncash investment impairment losses were deemed to be related to credit issues. The impairment losses recognized in 2008 on the agency preferred securities was based on the actions by the federal government to place Fannie Mae and Freddie Mac into conservatorship as the Company continued to assess these securities similar to an equity security. The impairment losses recognized in 2009 and 2008 on the pooled trust preferred and income note securities were based on default rates, loss severities of the underlying collateral, and credit coverage ratios.  The impairment losses recognized in 2008 on the corporate debt security was based on Lehman Brothers Holdings bankruptcy filing.  As these impairment charges were all related to credit issues, the Company did not recognize a cumulative effect adjustment.  Subsequent to June 30, 2009, the Company did embark on a strategic sale of its agency preferred securities as a tax strategy (not due to liquidity needs) to recognized deferred tax assets and increase its subsidiary bank’s regulatory capital ratios.  We will note these matters in future filings.

The following table reflects the amortized cost, fair value and amount of other-than-temporary impairment recognized for each respective security at December 31, 2008 and March 31, 2009.

As of December 31, 2008 (in thousands)
Description of Security	Amortized Cost	Fair Value as Reported	Impairment Recognized during 2008

Available for Sale Securities
FNMA Floating Rate Pref Series P *	$-	$-	$2,512
FNMA 8.25% Pref Series S	950	378	9,095
FHLMC 8.375% Pref Series Z	640	156	9,483
Leh Bro Hld Cp Tr III 6.375% Series K *	-	-	1,000
MM CMNTY FUNDING LTD Floating Rate	2,326	287	1,674
MMCAPS FUNDING I 9.48%	790	150	2,401
TPREF FUNDING II LIMITED Floating Rate	2,979	311	-
PRETSL I Mezzanine	519	57	539
PRETSL II Mezzanine	2,281	338	1,875
PRETSL IV Mezzanine *	-	-	183
PRETSL V Mezzanine *	-	-	275
PRETSL VIII Mezzanine *	-	-	3,000
Pretsl VIII Income Note *	-	-	380
Pretsl IV Income Note *	-	-	421
Pretsl XI Income Note *	-	-	572
Pretsl XVI Income Note *	-	-	581
Total Available for Sale			$33,991

Held to Maturity
MMCAPS FUNDING I 9.48%	1,039	200	$3,201
PRETSL I Mezzanine	973	114	1,078
Total Held to Maturity			$4,279

Total			$38,270

* - These securities were determined to be fully impaired at December 31, 2008 (i.e., no remaining book value or fair value).

As of March 31, 2009 (in thousands)
Description of Security	Original Par Value	Amortized Cost	Fair Value as Reported	Impairment Recognized for the Quarter Ended March 31, 2009

Available for Sale Securities
FNMA 8.25% Pref Series S	$10,000	$950	$329	$-
FHLMC 8.375% Pref Series Z	10,000	640	184	-
MM CMNTY FUNDING LTD Floating Rate	4,000	2,326	274	-
MMCAPS FUNDING I 9.48%	3,000	790	150	-
TPREF FUNDING II LIMITED Floating Rate	3,000	2,304	297	675
PRETSL I Mezzanine	967	519	38	-
PRETSL II Mezzanine	3,818	799	350	1,482
Total Available for Sale				$2,157

Held to Maturity
MMCAPS FUNDING I 9.48%	4,000	1,039	200	$-
PRETSL I Mezzanine	1,933	973	75	-
Total Held to Maturity				$-

Total				$2,157

There were no differences in the assumptions/inputs used in the cash flow analysis at March 31, 2009 and the beginning of the second quarter of 2009 used to compute a cumulative effect adjustment.

Note J – Fair Value Measurements, page 19
6.
We note your disclosure on page 20 that your assets and liabilities measured at fair value are primarily determined based on Level 1 or 2 inputs.  In future interim and annual filings please provide an enhanced discussion of the valuation technique(s) used to measure fair value, specifically focusing on your trust preferred securities.  Your disclosures should include a discussion of changes during the period, if any, in valuation technique(s) and related inputs.

In future filings beginning with the December 31, 2009 Form 10-K, we will address these matters and enhance our discussion of the valuation techniques used to measure fair value, with an emphasis on our trust preferred methodology.

Item 2 – Management’s Discussion and Analysis of Financial Condition …Loans, page 34

7.
Please provide us with the disclosures related to your impaired loans required by ASC 310-10-50-15(a) as of September 30, 2009 and revise all future filings to include these disclosures.  Please note that such disclosures are required as of each balance sheet date, including quarterly periods.

The following table reflects information pertaining to impaired loans at September 30:

(in thousands)	2009	2008

Impaired loans with a valuation allowance	$16,521	$13,850
Impaired loans with no valuation allowance	12	40
Total impaired loans	$16,533	$13,890
Allowance for loan losses allocated to impaired loans	$3,482	$3,198

Such disclosures have been included in prior Form 10-Ks and will also be included in future quarterly filings beginning with the March 31, 2010 Form 10-Q.

8.
Reference is made to the second sentence of the second paragraph on page 40.  In future reports when this format is used, please revise the parenthetical information so that it is clear to the reader that the first number refers to the impairment.  For example, the first parenthetical might say, “a $21.1 million impairment loss compared to a book value of …”

After reviewing this reference we understand how inference may not be clear to the financial statement user.  In future filings, we will appropriately revise the language.

In connection to the responses to your comments on the Company’s filing, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me directly at 304-769-1169 should you have any further questions regarding the foregoing responses or have any additional comments.

Sincerely

/s/ David L. Bumgarner

David L. Bumgarner
Sr. Vice President, Chief Financial Officer
and Principal Accounting Officer

cc:           Mr. Charles D. Dunbar (Jackson Kelly PLLC)